HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061


                               September 16, 2009

Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation (File No. 000-52419)
            Form 10-K filed April 15, 2009
            Form 10-Q filed May 15, 2009

     Holloman Energy Corporation ("the Company") provides the following responses to the comments received from the staff by letter dated July 31, 2009. The item numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The references under the page number column provide page locations in the Company's amended Forms 10-K/A and 10-Q/A where the Company's responses to the staff's comments can be found.

                                                                10-K/Page Number
                                                                ----------------

1. Disclosure controls and procedures are not the same as internal control over financial reporting.

The term disclosure controls and procedures is defined in Rule 13a-15(e) and means controls and other procedures that are designed to ensure that:

     o information is accumulated and communicated to the issuer's management to allow timely decisions regarding required disclosure, and

     o information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

At present, the Company:

     o is relatively inactive, has no production and has generated no revenues
     o    has a limited number of monthly transactions
     o controls all accounting, administrative and operating functions in one location
     o requires principal executive or financial officer approval and duo signature on all cash disbursements
     o requires notification of the entire board of directors and the signature of at least one board member on expenditures greater than $30,000

                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW

Mr. Craig H. Arakawa
United States Securities and Exchange Commission
September 14, 2009
Page 2


                                                                10-K/Page Number
                                                                ----------------

     o requires principal officer, director and audit committee approval, by signature or formal resolution, of the disclosures and financial statement content of each Form 10-K and Form 10-Q filing.
     o requires director, and audit committee review and principal executive and financial officer approval of all 8K disclosures
     o seeks professional advice with respect to reporting and disclosure issues as a matter of course

The Company's principal officers and members of its board of directors are in constant verbal and written communication. All material agreements, contracts, and commitments are considered by the principal officers and board of directors, as a group, on a real-time basis. The Company's principal officers and board of directors are regularly apprised of timing deadlines and filing requirements. Each principal officer and board member performs on-going assessments to identify any information which needs to be shared, disclosed and acted upon.

The internal control weakness described in the Company's
10-K report did not impact the Company's ability to record,
process, summarize and report information required to be
disclosed within the time periods required by the Commission.
Accordingly, the Company's conclusion regarding its disclosure
controls and procedures is correct.                                         N/A

2. The Balance Sheet and Statement of Shareholders' Equity
have been amended to eliminate the reference to First
Endeavor Holdings.                                                          F-1

3. Comment complied with.                                                   F-2

4. In accordance with Section 17 of FAS 141 and Topic 2,
Section 2 of the Staff Accounting Bulletins, the Company determined that Endeavor Canada Corporation ("ECC") was the acquiring entity in the business combination between the Company and ECC.

      In connection with the acquisition of ECC, Adrian
Crimeni, Kelly Fielder, and James Giachetti resigned their positions with the Company and Cameron King, the Chief
Executive Officer of ECC, became the Company's sole officer and chairman of its board of directors.

      Prior to the acquisition of ECC the Company's only
material asset consisted of an agreement to acquire a 62.5%
working interest in an oil and gas concession in Australia.
Following the acquisition of ECC the Company had interests
in 7 producing oil and gas wells and leases covering
approximately 19,500 acres. ECC accounted for 98 % of the
Company's liabilities and 100% of its revenues on a consolidated post-acquisition basis. All employees of the combined entity were previous employees of ECC and the Company offices were
absorbed into those of ECC.                                                 N/A

5. Comment complied with.                                                   F-4

6. Comment complied with.                                                   F-4

                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW

Mr. Craig H. Arakawa
United States Securities and Exchange Commission
September 14, 2009
Page 3


                                                                10-K/Page Number
                                                                ----------------

7. In connection with the acquisition of ECC, the Company issued its Series A Preferred shares and the Class A preferred shares of First Endeavor Holdings on
August 3, 2007 to the following persons.

                                     Number of   Number of
                                     Series A     Class A
                                     Preferred   Preferred
Name            Title                 Shares      Shares
----            -----                ---------   ---------

Cameron King  President                6,500     6,500,000
Keith Miles   Vice President
               - Operations            1,500     1,500,000
Ryan Scott    Vice President
               - Land Acquisitions     1,000     1,000,000

     a)   The acquisition of ECC was not "Unwound".
          The Company decided to sell its interest in ECC after a review of its Australian and Canadian holdings indicated that the Canadian properties were less likely to provide long-term profitability. Further, the Company's efforts to raise investment capital confirmed an investment climate which favored the Australian properties.

          Following  the  Company's  decision  to sell
          ECC, Cameron King, the Company's former Chief
          Executive Officer, requested the opportunity to
          acquire ECC in exchange for his Series A and
          Class A Preferred shares. Although the Company
          accepted Mr. King's offer, Mr. Miles and Mr.
          Scott did not participate with Mr. King in the
          transaction and, accordingly, they retained their
          Series A and Class A preferred shares.                            N/A

     b)   A roll-forward and reconciliation of the assets
          and liabilities of ECC is attached.                               N/A

     c)   The ECC acquisition was accounted for as a reverse
          merger. Accordingly, the use of ECC's date of
          inception remains the proper date from which to
          record historical financial information.                          N/A

     d)   The gain on the divestiture of ECC complies with
          Chapter 1, Section B, paragraph 7 of ARB 43. The
          value  allocated to the shares returned and
          cancelled in connection  with the divestiture was
          calculated as $6,507 using the Treasury Stock
          Method (6,500 Series A Preferred  shares plus
          6,500,000 Class A Preferred  shares at par value of
          $0.001 per share). The gain reported related almost
          entirely to the Company's divestiture of $2,621,314
          in net liabilities in exchange for $1,837,446 in net
          assets.                                                           N/A

     8. Holloman Petroleum Pty. Ltd. ("HPPL") is an Australian corporation formed on July 25, 2007 for the specific purpose of holding oil and gas properties to be offered for sale to third parties. The formation of HPPL and the subsequent transaction with the Company were largely based upon tax and legal considerations.

                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW

Mr. Craig H. Arakawa
United States Securities and Exchange Commission
September 14, 2009
Page 4


                                                                10-K/Page Number
                                                                ----------------

      Rule 11-01(d) of Regulation S-X provides that the term "business" should be "evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of operations prior to and after the transaction so that the disclosure of prior financial information is material to an understanding of future operations."

      At the time of its acquisition, HPPL had a) no revenue producing activity; b) no physical facilities;
c) no employees; d) no sales force; e) no customer base, production techniques or trade names; f) no cash, transaction history or operations; and g) no office or telephone number. At the time of the acquisition no exploration or development activities had ever been conducted on assets of HPPL.

      Based upon the foregoing, the acquisition of HPPL did not involve the acquisition of a "business" and the financial statements of HPPL were not required to be filed.

      In compliance with EITF 99-12, the value of the consideration given for HPPL was measured on August 24, 2007, the date of the agreement between the Company and HPPL.
The fair market value of the securities exchanged was based on the average market price of the Company's common stock over a reasonable period (10 trading days - August 13 through August 24, 2007 ) before the terms of the acquisition were finalized. A 10% discount was applied to the computed valuation to reflect the impact of the restricted nature of the shares exchanged. The acquisition of HPPL was completed on November 21, 2007 when all conditions to the closing were either satisfied or waived.

      The measurement date and valuation of HPPL is also
appropriate under EITF 96-18. In accordance with its
guidance; a) the date at which a commitment for performance
by the counterparty was reached was August 24, 2007, and
b) the average market price of the equity instruments issued is the most reliable measure of the value of the acquired
assets. During the 18 days of August 2007 preceding the
measurement date, the Company's common stock traded an
average of 242,744 shares per day.                                          N/A

9. Comment complied with.                                                  F-10

10. The disclosure regarding the $660,000 paid for the seismic work has been revised to indicate that the amount paid is reflected on the Company's balance sheet as a payable to related parties.

11. The Net Revenue Interests ("NRI") which will be granted following the exercise of the Series A or B warrants are subject to a number of preconditions including:

     o The required exercise of all the Series A or B warrants held by a warrant holder.

     o Voluntary maintenance by Company of its interest in the property covered by the NRI.

     o    The discovery of oil or gas reserves.

     o    The future price of oil and gas.

                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW

Mr. Craig H. Arakawa
United States Securities and Exchange Commission
September 14, 2009
Page 5


                                                                10-K/Page Number
                                                                ----------------

     o The cost the Company may incur for; (i) permit rental and maintenance, (ii) royalties and taxes,
          (iii) operating and development expense, (iv) drilling, completing, reworking, repairing or plugging wells,
          (v) fracturing and reservoir stimulation, (vi) capital equipment, (vii) environmental remediation, and
          (viii) regulatory compliance.

      As a result of the  foregoing,  a  reasonable  estimate
of the value or liability  associated  with the NRI cannot be calculated.  In accordance with the guidance provided by SFAS 5, it is the Company's view that no contingent liability should be
recorded at this time.                                                      N/A

12. The tax benefit of $1,094,844 has been reclassified as a
foreign exchange gain.                                                 F-2, F-4


13. Comment complied with.
                                                                Page Number/10-Q
                                                                ----------------


      As to comment 3:                                                      F-2

      As to comment 5:                                                      F-3

      As to comment 6:                                                      F-3

      As to comment 10:                                                     F-5



      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                     William T. Hart